SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.   Press Release: Daimler reaches agreement on separation from Chrysler

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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Contact:	Telephone:
Thomas Fröhlich	+49 (0) 711-17-41361	Press Information
Brigitte Bertram	+49 (0) 711-17-40624
Date:
April 27, 2009

Daimler reaches agreement on separation from Chrysler

•      Agreement with US Pension Benefit Guaranty Corporation (PBGC), Chrysler and Cerberus on pending issues

•      Redemption of remaining 19.9% shareholding

Stuttgart - Daimler AG (stock-exchange abbreviation DAI), Chrysler, Cerberus and the US Pension Benefit Guaranty Corporation (PBGC) signed a binding term sheet on April 27, 2009 covering issues still pending between the parties in connection with Chrysler.

Under this agreement, Daimler’s remaining 19.9% shareholding in Chrysler will be redeemed and Daimler will forgive repayment of the loans extended to Chrysler, which were already written off in the 2008 financial statements.

In addition, Daimler has agreed to pay US $200 million into Chrysler’s pension plans on the date of the execution of definitive agreements and in each of the next two years. In this way, Daimler is helping to secure pension payments to former employees of DaimlerChrysler. The existing pension guaranty of US $1 billion vis-à-vis the PBGC will be reduced to an amount of US $200 million and will remain in place until August 2012.

Daimler Communications, 70546 Stuttgart/Germany

Chrysler and Cerberus waive any claims that might arise from representations and warranties made in the transaction of August 3, 2007, including the accusations made against Daimler in 2008 that Daimler allegedly improperly managed certain issues in the period between the signing of the agreement and the conclusion of the transaction. This also applies to the accusation that incomplete information was provided on the transaction.

Following the transfer of the term sheet into the final definitive agreements, the relationship between Daimler and Chrysler will solely consist of supplier-customer relations, including limited support for certain dealer financing until the end of September 2009, as well as certain guaranties.

The effect on EBIT resulting from this agreement, which will be reflected in Daimler’s financial statements for the second quarter of 2009, is estimated at up to US $0.7 billion. The payments to be made in the years 2009 through 2011 amount to US $200 million per annum.

Further information on Daimler is available on the internet at: www.media.daimler.com

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements.These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the

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business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the global market leader of heavy- and medium-duty trucks as well as buses. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2008, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €95.9 billion and EBIT amounted to €2.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 28, 2009